Exhibit 99.3

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN CORPORATION PLC ANNOUNCES CASH TENDER FOR
OUTSTANDING US$850M IN AGGREGATE PRINCIPAL AMOUNT OF 2011 FIXED RATE NOTES

DUBLIN, IRELAND -- (BUSINESS WIRE) -- September 29, 2009 -- Elan Corporation, plc ("Elan") today announced that its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp., are commencing a cash tender offer (the “Tender Offer”) for the outstanding US$850 million in aggregate principal amount of their 7 3/4% senior fixed rate notes due 2011 (the “2011 Fixed Rate Notes”). The Tender Offer is being made pursuant to an Offer to Purchase, dated September 29 2009, and related documents (collectively, the “Tender Documents”), which set forth the complete terms and conditions of the Tender Offer, which conditions include a financing condition. The Tender Offer is made only by and pursuant to the terms set forth in the Tender Documents, and the information in this press release is qualified by reference to the Tender Documents.  Subject to applicable law, the issuers may amend, extend or terminate the Tender Offer.

The Tender Offer is for any and all of the 2011 Fixed Rate Notes for a total consideration of $1,019.38 per $1,000 principal amount.  This total consideration includes an early tender payment of $30.00 per $1,000 principal amount for holders that tender their 2011 Fixed Rate Notes on or prior to 11:59 p.m., New York City time, on October 13, 2009 (the “Early Tender Date”).  Holders will also be entitled to receive accrued and unpaid interest from the last interest payment date prior to the applicable payment date up to, but not including, the applicable payment date.   The expiration date for the Tender Offer is 11:59 p.m., New York City time on October 28, 2009 (the “Expiration Date”). Properly tendered 2011 Fixed Rate Notes may be validly withdrawn at any time on or prior to 11:59 p.m. New York City time, on October 13, 2009 but not thereafter.  Settlement for the Tender Offer is expected to occur promptly following the Expiration Date.   The issuers may, in their sole discretion, accept for purchase prior to the Expiration Date all 2011 Fixed Rate Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date, subject to satisfaction of conditions.

Elan has retained Morgan Stanley & Co. Incorporated to act as the Dealer Manager in connection with the Tender Offer.  Any holder that has questions concerning the terms of the Tender Offer may contact Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-5384 (collect).

Documents related to the Tender Offer will only be distributed to holders of the 2011 Fixed Rate Notes.  Holders who desire a copy of the documents relating to the Tender Offer should contact D.F. King & Co., Inc., the information agent for the Tender Offer, at (800) 431-9645 or (212) 269-5550.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

This press release is neither an offer to purchase nor an invitation of an offer to sell securities. The Tender Offer will be made only by, and pursuant to, the terms of the Tender Documents.  The Tender Offer is not being made to holders of the 2011 Fixed Rate Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the issuers by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

The Tender Offer is not being made in Italy and has not been submitted to the clearance procedure of Commissione Nazionale per le società e la Borsa and/or the Bank of Italy pursuant to applicable Italian laws and regulations.  Accordingly, the Tender Offer may not be promoted to noteholders resident or located in Italy and neither the Tender Documents nor any other offering material relating to the Tender Offer or the 2011 Fixed Rate Notes may be distributed or made available in Italy.

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005. Investors are referred to the offering memorandum issued by Elan in connection with the offering of the New Notes, copies of which are available, in electronic form, on Elan’s website at www.elan.com.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Source: Elan Corporation, plc
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